Exhibit 4.2

The following is an excerpt of the Stipulation and Agreement of Compromise, Settlement and Release (the “Terms of Settlement”) that was entered into by Under Armour, Inc., each of its directors and the plaintiffs in the class action litigation captioned In re: Under Armour Shareholder Litigation, Case No. 24-C-15-003240.

IN RE: UNDER ARMOUR SHAREHOLDER LITIGATION	IN THE CIRCUIT COURT FOR BALTIMORE CITY CASE NO. 24-C-15-003240

Excerpted Portions of the

Introduction, Summary, Section 1 and Section 2

of the Terms of Settlement

STIPULATION AND AGREEMENT OF

COMPROMISE, SETTLEMENT AND RELEASE

This Stipulation and Agreement of Compromise, Settlement and Release (this “Stipulation”), dated October 27, 2015, is entered into by and between plaintiffs Pedro Ramirez Jr., Joshua G. Kohnstamm Trust, by Joshua G. Kohnstamm and Ricka Robb Kohnstamm, Trustees, and Sjunde AP-Fonden, for themselves and on behalf of the Class (as defined below) (together, “Plaintiffs”), and defendants Byron K. Adams, Jr., George W. Bodenheimer, Douglas E. Coltharp, Anthony W. Deering, Karen W. Katz, A.B. Krongard, William R. McDermott, Eric T. Olson, and Harvey L. Sanders (together, the “Independent Director Defendants”), Kevin A. Plank, and Under Armour, Inc. (“Under Armour” or the “Company,” and, together with the Independent Director Defendants and Mr. Plank, “Defendants”). Plaintiffs and Defendants (together, the “Parties,” and each individually, a “Party”) are parties to the action captioned In re: Under Armour Shareholder Litigation, Case No. 24-C-15-003240 (the “Consolidated Action”). This Stipulation states all of the terms of the settlement and resolution of this matter and is intended by the Parties to fully and finally compromise, resolve, discharge, and settle the Settled Claims (as defined below), subject to the terms and conditions set forth below and subject to the approval of the Circuit Court for Baltimore City, Maryland (the “Court”).

SUMMARY OF THE CASE

WHEREAS, on June 15, 2015, Under Armour announced that the Company’s Board of Directors (the “Board”) unanimously (other than Mr. Plank, who abstained from voting) determined that it was advisable and in the best interests of the Company and its stockholders

(other than Mr. Plank, as to whom no determination was made) to make the following changes to the Company’s common stock and corporate governance that were negotiated by a special committee of independent directors of the Board (the “Special Committee”) with Mr. Plank:

(a)     Establish a new class of common stock (the “Class C Stock”) that is substantially identical to the Company’s Class A Stock, except that the Class C Stock has no voting rights (except in certain limited situations) and will automatically convert to Class A Stock under certain limited circumstances (the “Creation of Class C Stock”);

(b)     Declare and pay a dividend of one share of Class C Stock for each outstanding share of the Company’s Class A Stock and Class B Stock (the “Class C Dividend,” and together with the Creation of Class C Stock, the “Class C Stock Issuance”);

(c)    Make certain amendments to the Company’s charter (the “Charter”), benefitting the holders of Class A Stock in connection with the Class C Stock Issuance (the “Charter Amendments”); and

(d)    Approve the execution of the Confidentiality, Non-Competition, and Non-Solicitation Agreement between the Company and Kevin A. Plank, dated June 15, 2015 (the “Noncompete Agreement”), pursuant to which, inter alia, Mr. Plank agreed not to compete with the Company or solicit any of its employees, customers, and suppliers, and prospective customers and suppliers (other than on behalf of the Company) during Mr. Plank’s tenure with the Company and for five years thereafter (the Class C Stock Issuance, the Charter Amendments and the Noncompete Agreement are hereinafter referred to as the “Recapitalization”);

WHEREAS, on June 15, 2015, Under Armour filed with the United States Securities and Exchange Commission (the “SEC”) a Preliminary Proxy Statement seeking, inter alia, stockholder approval for the Charter Amendments. A Definitive Proxy Statement was filed with the SEC on July 13, 2015 (the Preliminary Proxy Statement and the Definitive Proxy Statement are hereinafter referred to as the “Proxy Statements”);

[Omitted]

NOW, THEREFORE, IT IS HEREBY STIPULATED, CONSENTED TO, AND AGREED, by Plaintiffs, for themselves and on behalf of the Class, and Defendants, in consideration of the foregoing recitals (which are incorporated herein by reference), the covenants and agreements contained herein, and the benefits conferred on Plaintiffs and the Class Members that the Consolidated Action, subject to the approval of the Court pursuant to Maryland Rule 2-231, shall be fully and finally compromised, settled, released, and dismissed on the merits and with prejudice as to the Released Persons (as defined below), in the manner and upon the terms and conditions hereinafter set forth.

DEFINITIONS

1.     In addition to the definitions of terms provided elsewhere in this Stipulation, the following capitalized terms, used in this Stipulation, shall have the meanings specified below:

1.    “Adjustment Payment” means a dividend to holders of Class C Stock in the aggregate amount of $59 million in connection with the Settlement and in consideration of the release of the Settled Claims.

2.    “Class” means all holders of Under Armour Class A Stock on June 15, 2015, anyone who has acquired Under Armour Class A Stock between June 15, 2015 and the Preliminary Approval Date, and their successors in interest. Excluded from the Class are the Independent Director Defendants, Mr. Plank, and any person, firm, trust, corporation, or other entity related to, or affiliated with, the Independent Director Defendants or Mr. Plank.

3.    “Class Member” means any member of the Class.

4.    [Omitted]

5.    [Omitted]

6.    [Omitted]

7.    [Omitted]

8.    “Initial Class C Distribution Date” means the date the Class C Dividend is issued to holders of Class A Stock and Class B Stock as part of the Recapitalization.

9.    [Omitted]

10.    “Order and Final Judgment” means an order or orders entered by the Court in the Consolidated Action approving the Settlement and dismissing the Consolidated Action with prejudice, on the merits, and without costs to any Party except as otherwise provided in this Stipulation.

11.    “Person” means any individual, corporation, partnership, limited liability company, association, affiliate, joint stock company, estate, trust, unincorporated association, entity, government and any political subdivision thereof, or any other type of business or legal entity.

12.    [Omitted]

13.    “Preliminary Approval Date” means the date the Court enters the Preliminary Approval Order.

14.    “Preliminary Approval Order” means the Order of Preliminary Approval entered by the Court, substantially in the form attached hereto as Exhibit B.

15.     “Released Persons” means, whether or not each or all of the following persons or entities were named, served with process, or appeared in the Consolidated Action, any and all Defendants, the officers, directors, and employees of the Company, and their respective agents, executors, trustees, fiduciaries, representatives, trusts, associates, affiliates, subsidiaries, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, transferees, family members, heirs, estates, administrators, beneficiaries, distributees, foundations, fiduciaries, personal or legal representatives, attorneys, financial or investment advisors, investment bankers, insurers, co-insurers, reinsurers, or any person or entity acting for or on behalf of any of them and each of them (including, without limitation, Citigroup, Inc. and Goldman, Sachs & Co.).

16.     “Releasing Persons” means Plaintiffs and each and every Class Member, including, but not limited to, their respective agents, executors, trustees, fiduciaries, representatives, trusts, associates, affiliates, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, transferees, or any person or entity acting for or on behalf of any of them and each of them.

17.     “Settled Claims” means all claims against any of the Released Persons arising out of or relating in any way to the Recapitalization or the consideration, implementation, or approval of the Recapitalization, including, but not limited to, all claims that were or could have been asserted (whether direct, class or derivative claims) in any and all cases against the Company and/or any of its affiliated entities and/or its directors (including, but not limited to, Mr. Plank) and/or on behalf of the Company and/or any of its affiliated entities (including, but not limited to, Ramirez v. Plank, et al., Case No. 24-C-15-003240 (Cir. Ct. Baltimore City June 18, 2015); Kohnstamm v. Plank, et al., Case No. 24-C-15-003308 (Cir. Ct. Baltimore City June 23, 2015); Sjunde AP-Fonden v. Plank, et al., Case No. 24-C-15-003717 (Cir. Ct. Baltimore City July 15, 2015); and Bronfman v. Plank, et al., Case No. 24-C-15-003956 (Cir. Ct. Baltimore City July 28, 2015)); provided, however, that the Settled Claims shall not include claims to enforce the Settlement or the terms of this Stipulation. For the avoidance of doubt, the definition of Settled Claims specifically includes Unknown Claims (as defined below), the inclusion of which is an essential, bargained-for term of the Settlement and this Stipulation.

18.     “Settlement” means the settlement of the Consolidated Action, by and among Plaintiffs, on behalf of themselves and the Class, and Defendants, the terms of which are set forth in this Stipulation.

19.     [Omitted]

20.    “Unknown Claims” means any claim that a Releasing Person does not know or suspect exists in his, her, or its favor at the time of the release of the Settled Claims as against the Released Persons. This shall include, without limitation, a waiver of any rights pursuant to § 1542 of the California Civil Code (or any similar, comparable or equivalent provision), which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

21.    “Valuation Period” means the twenty (20) trading days beginning as of the first day that the shares of Class C Stock trade on a national securities exchange.

SETTLEMENT CONSIDERATION

2.    In connection with the Settlement and in consideration of the release of the Settled Claims set forth herein:

a.    The Company shall issue the Adjustment Payment to all holders of Class C Stock as of a record date which is within sixty (60) days of the end of the Valuation Period in the aggregate amount of $59 million. The Adjustment Payment shall be paid in the form of Class A Stock, Class C Stock, cash, or some combination thereof, to be determined at the sole discretion of the Company’s Board of Directors. Any Class A Stock or Class C Stock component of the Adjustment Payment shall be valued by taking the volume-weighted average trading price (“VWAP”) as reported by the New York Stock Exchange, or whatever exchange the shares may primarily trade on, for the relevant class of stock at the end of each trading day during the Valuation Period, and calculating the average of those daily VWAPs (the “Calculated Price”), provided, however, that if the closing price of the relevant class of stock on the most recent trading day preceding the day the Adjustment Payment dividend is declared (the “Declaration Date Price”) is less than 90% or more than 110% of the Calculated Price, the relevant stock component of the Adjustment Payment shall be valued at the arithmetic average of the Calculated Price and the Declaration Date Price. The Company’s Board of Directors shall declare and authorize the payment of the Adjustment Payment as soon as reasonably practicable after the end of the Valuation Period, but in no event later than 30 days after the end of the Valuation Period.

b.    [Omitted].

c.    The following conditions (the “Future Transaction Conditions”) shall apply to a transaction in which the Company acquires a business, or its assets, or acquires more than 50% of the outstanding capital stock of such business, within four years following the Initial

Class C Distribution Date. Prior to the issuance of more than a number of shares of Class C Stock equal to 5% of the then outstanding shares of Class C Stock as consideration in such a transaction, the independent members of the Company’s Board of Directors (the “Independent Directors”) (or a designated committee thereof) shall, as a group, consider the effects of using such shares on the holders of Class A Stock and upon the Company. Such consideration of these effects shall involve such measures, advisers, or procedures as the Independent Directors (or a designated committee thereof) deem advisable in discharging their duties as directors. The Future Transaction Conditions shall not apply to the assumption or conversion of equity for employees of an acquired or combined company. The Future Transaction Conditions shall be effective for a period of four years following the Initial Class C Distribution Date.

3.     [Omitted].

4.     [Omitted].

[Remainder of Terms of Settlement Omitted].